Manually executed

08054287

SEC Mail Processing
Section

JUN 20 2008

Washington, DC
111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

PROCESSED
JUL 02 2008
THOMSON REUTERS

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission file number: 1-15062

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TIME WARNER SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Time Warner Inc.
One Time Warner Center
New York, New York 10019

Page 1 of 24
Exhibit Index is on page 23.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Time Warner Savings Plan
Years Ended December 31, 2007 and 2006
with Report of Independent Registered Public Accounting Firm

Time Warner Savings Plan
Financial Statements
and Supplemental Schedules

Years Ended December 31, 2007 and 2006

Contents

Report of Independent Registered Public Accounting Firm

Administrative Committee
Time Warner Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Time Warner Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions and assets (held at end of year) as of December 31, 2007, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

New York, New York
June 20, 2008

Time Warner Savings Plan
Statements of Net Assets Available for Benefits

	December 31, 2007	December 31, 2006
	(In Thousands)	
Investment in Time Warner Defined Contribution Plans Master Trust, at fair value	**$ 4,275,701**	$ 4,119,814
Contributions receivable:		
Employer	**6,499**	2,781
Participants	**2,871**	3,762
Loans to participants	**70,210**	69,502
Other assets	**251**	179
Net assets available for benefits, at fair value	**4,355,532**	4,196,038
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held in the Time Warner Defined Contribution Plans Master Trust	**(3,300)**	4,375
Net assets available for benefits	**$ 4,352,232**	$ 4,200,413

See accompanying notes.

Time Warner Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,	
	2007	**2006**
	(In Thousands)	
Net assets available for benefits at beginning of year	**$ 4,200,413**	$ 3,139,776
Changes in net assets		
Net investment gain from Time Warner Defined Contribution Plans Master Trust	**149,110**	445,076
Employing Company Contributions	**106,082**	88,851
Participant contributions, including rollover contributions	**224,785**	192,875
Interest income	**5,176**	3,941
Participant withdrawals	**(398,813)**	(282,320)
Administrative expenses	**(4,597)**	(3,745)
Net asset transfers from other plans	**19,764**	615,959
Other income	**50,312**	–
Net change	**151,819**	1,060,637
Net assets available for benefits at end of year	**$ 4,352,232**	$ 4,200,413

See accompanying notes.

Time Warner Savings Plan

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

The following is an abbreviated description of the Time Warner Savings Plan (the "Plan"). More complete descriptions are provided in the Plan documents, as amended, and the summary plan description/prospectus.

The Plan is a defined contribution profit sharing plan with a 401(k) feature generally covering eligible employees of Time Warner Inc. ("Time Warner") and certain of its subsidiaries and affiliates (collectively, the "Employing Companies"). Effective March 1, 2007, employees may participate in the Plan after two months (prior to March 1, 2007, after three months) of continuous employment. In addition, employees classified as hourly or temporary employees who are credited with at least 1,000 hours of service in any one year are eligible to participate in the Plan. Effective March 1, 2007, employees hired on or after January 1, 2007, are automatically enrolled in the Plan with a pre-tax contribution rate of 2% and are invested in the default fund (Growth Asset Allocation Fund) approximately 90 days following the hire date, unless the employee has elected otherwise during the first 60 days of employment. The Plan is a participating plan in the Time Warner Defined Contribution Plans Master Trust (the "Master Trust"), which is maintained for collective investment of the assets of two qualified defined contribution plans sponsored by Time Warner or its affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan provides for multiple investment funds (the "Investment Funds") made available through the trustee, Fidelity Management Trust Company ("Fidelity"), pursuant to the Master Trust. The Investment Funds consist of four asset allocation funds, nine core actively managed funds, four core index funds and a mutual fund window (a self-directed brokerage account). Participant contributions, Employing Company matching contributions ("Matching Contributions") and Rollovers (as defined below) may generally be invested in specific increments in the Investment Funds.

On October 25, 2006, the board of directors of Time Warner (the "Board of Directors") approved the merger of the Time Warner Thrift Plan (the "Thrift Plan") into the Plan effective January 1, 2007. Subsequently, on January 25, 2007, the Board of Directors ratified such merger, effective December 29, 2006. Accordingly, Thrift Plan assets having an aggregate value of approximately $616 million were transferred into the Plan on December 29, 2006.

In the third quarter of 2005, Time Inc. acquired Media Solutions, LLC, which was subsequently renamed Grupo Editorial Expansión International LLC, and its employees became eligible to participate in the Plan effective January 1, 2006. In connection with this transaction, account balances of the employees participating in the Media Solutions, LLC 401(k) Profit Sharing Plan & Trust (the "Media Solutions Plan") were transferred into the Plan. Accordingly, the Media

1. Description of the Plan (continued)

Solutions Plan assets having an aggregate value of approximately $10,000 were transferred into the Plan on October 5, 2006.

On May 12, 2006, Courtroom Television Network LLC ("Court TV") became a wholly owned Time Warner subsidiary and, as a result, the Courtroom Television Network 401(k) Salary Deferral Plan (the "Court TV Plan"), was frozen at the end of 2006. The Court TV employees became eligible to participate in the Plan effective January 1, 2007. The Court TV Plan was merged into the Plan effective March 30, 2007. Accordingly, Court TV Plan assets having an aggregate value of approximately $20 million were transferred into the Plan on April 2, 2007. Plan account balances of employees terminated from the acquisition date through May 11, 2008 were fully vested upon termination. Effective January 1, 2008, Court TV was renamed truTV.

On March 3, 2007, Time Inc. sold its Parenting Group and most of the Time4 Media magazine titles ("Time4 Media") to a subsidiary of Bonnier AB, a Swedish media company. Account balances of the employees of the Parenting Group and the affected employees of Time4 Media were not transferred out of the Plan as part of the sale. As a result of this transaction, the employees of the Parenting Group and the affected employees of Time4Media at the time of the sale were treated as terminated employees under the terms of the Plan and their account balances were fully vested upon termination.

On May 16, 2007, Time Warner completed a transaction in which Liberty Media Corporation exchanged shares of Time Warner common stock for the stock of a subsidiary of Time Warner that owned assets including the Atlanta Braves baseball franchise (the "Atlanta Braves"), Leisure Arts, Inc. ("Leisure Arts") and cash. Account balances of the employees of the Atlanta Braves and Leisure Arts were not transferred out of the Plan as part of the transaction. As a result of this transaction, the employees of the Atlanta Braves and Leisure Arts, in each case, at the time of the transaction were treated as terminated employees under the terms of the Plan and their account balances were fully vested upon termination.

In the summer of 2005, Time Warner reached a settlement to resolve shareholder class action lawsuits brought on behalf of certain stockholders of Time Warner and the court granted final approval of the settlement on April 6, 2006. The Plan received $50.3 million from the initial distribution in 2007 of the settlement funds. In December 2007, individual allocations to eligible participant accounts were made, as applicable. The amount allocated to each eligible participant's account was calculated by the third-party settlement administrator according to the court-approved plan of allocation. The administration of the settlement is ongoing and any future amounts will be calculated and allocated in a similar manner.

1. Description of the Plan (continued)

Effective January 1, 2007, subject to the $15,500 annual contribution cap, the elective deferral limit for non-highly compensated employees was increased from 20% to 50% of eligible compensation for pre-tax contributions.

Generally, the Plan provides for voluntary participant contributions on a pre-tax basis at an elected percentage of a participant's eligible compensation, up to an annual limit prescribed by the Internal Revenue Code of 1986, as amended (the "Code"). Effective March 1, 2007, after two months (prior to March 1, 2007, after one year and after six months in the case of AOL LLC (formerly America Online, Inc.) ("AOL") and its subsidiaries and affiliates, including hourly, but not temporary, employees) of continuous employment, Matching Contributions are made as a percentage of a participant's contributions to the Plan and are capped at a certain percentage of the participant's eligible compensation. The allowable contribution percentages and Matching Contributions vary among Employing Companies. Matching Contributions are calculated based on one of the following formulas: 50% or 66.67% on up to the first 6% of the participant's eligible compensation contributed to the Plan; 160% on up to the first 4% of the participant's eligible compensation contributed to the Plan; or 10% on up to the first 4% of the participant's eligible compensation contributed to the Plan. Effective January 1, 2007, Matching Contributions for the year are calculated on the basis of Plan participants' pre-tax contributions for the year, thereby maximizing these contributions. Any additional Matching Contributions resulting from this calculation are credited to Plan participants' accounts in the following year. For 2007, the additional Matching Contributions are estimated to be $4.8 million and are reflected as employer contributions receivable in the Statements of Net Assets Available for Benefits as of December 31, 2007.

Participants are also allowed to transfer amounts from certain other tax qualified plans to the Plan ("Rollovers"). Rollovers are included as participant contributions in the Statements of Changes in Net Assets Available for Benefits.

Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, are deemed Employing Company contributions ("Employing Company Contributions"). Each participant's account is credited with his/her participant contributions, Rollovers, any Employing Company Contributions and any earnings or losses, as appropriate. Participant contributions, Rollovers, and earnings thereon are fully vested. Employing Company Contributions and earnings thereon generally vest based upon years or periods of service as follows:

1. Description of the Plan (continued)

Employing Company Contributions and Earnings Thereon			
Prior to March 1, 2007		Effective March 1, 2007	
Years or Periods of Service	**Vested Percentage**	**Years or Periods of Service**	**Vested Percentage**
Less than 2	0%	Less than 1	0%
2 but less than 3	25%	1 but less than 2	20%
3 but less than 4	50%	2 but less than 3	40%
4 but less than 5	75%	3 but less than 4	60%
5 or more	100%	4 but less than 5	80%
		5 or more	100%

Employing Company Contributions and earnings thereon also become fully vested upon a participant's termination of service due to death or disability, attainment of age 65, or in the event of Plan termination. Forfeited contributions and earnings thereon may be used to reduce future Employing Company Contributions to the Plan and/or to pay Plan expenses. Forfeitures for 2007 and 2006 were $4.0 million and $2.8 million, respectively. The amount of forfeited nonvested accounts as of December 31, 2007 and 2006 was $18.0 million and $17.4 million, respectively, and is reflected in the Statements of Net Assets Available for Benefits.

Under the Plan, subject to certain restrictions and penalties, participants may withdraw amounts and/or take loans from their accounts and periodically transfer account balances among Investment Funds offered under the Plan. Loans are valued at their outstanding balances, which approximate fair value and are treated as transfers between the individual Investment Funds and the participant loan fund. Loans may be for a period of up to five years or, if for the purchase of a primary residence, 15 years (10 years prior to January 1, 1999). Participants who have transferred accounts to the Plan with existing loans for the purchase of a primary residence have loan terms of up to 30 years based on the provisions of the plan from which the original loan was requested. Prior to April 1, 2007, interest rates were fixed at the time of the loan at the prime rate plus 1%. Participants who have transferred accounts to the Plan with existing loans may be subject to different interest rates on those loans, as set under the provisions of the plan from which the original loan was requested. Effective April 1, 2007, interest rates charged for loans originated under the Plan within any quarter are set at the prime rate in effect on the first day of such quarter plus 1%. In 2007, the trustee evaluated and completed a process to correct loans that had been made to participants and initiated at interest rates other than the prime rate plus 1%. The resolution of this matter did not have a material effect on the financial statements of the Plan. Interest rates on outstanding participant loans as of both December 31, 2007 and 2006, ranged from 4.75% to 10.50%.

1. Description of the Plan (continued)

Generally, on termination of service, participants will receive the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permits other payment options. In addition, at the option of the participant, the commencement of payments may be deferred, subject to certain limitations. Benefits distributed from all Investment Funds will be paid in cash, except for benefits distributed from the Time Warner Inc. Stock Fund, which also offers shares of Time Warner common stock as a distribution election. Fractional shares are paid in cash.

Time Warner reserves the right to discontinue Employing Company Contributions or to terminate or modify the Plan at any time. In the event of termination, the net assets of the Plan may be distributed to participants in accordance with the Plan's provisions and applicable law.

The Plan Administrator is a committee (the "Administrative Committee") appointed by the Board of Directors. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.

2. Basis of Presentation and Summary of Significant Accounting Policies

The accounting records of the Plan are maintained on an accrual basis.

Certain administrative costs are charged to the Plan as permitted under ERISA, including, for example, fees for auditing, custodial, investment advice, recordkeeping and trustee services. Other administrative costs, for example, compensation of employees responsible for the administration of the Plan, are paid by Time Warner.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain 2006 amounts have been reclassified to conform to the current year presentation of the allocation of administrative expenses.

As described in Financial Accounting Standards Board ("FASB") Staff Position AAG INV-1 and Statement of Position 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans* (the "FSP"), fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at

2. Basis of Presentation and Summary of Significant Accounting Policies (continued)

fair value. Investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value. The FSP has no effect on the Statements of Changes in Net Assets Available for Benefits for any period presented.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("FAS 157"). FAS 157 establishes the authoritative definition of fair value, sets out a framework for measuring fair value and expands the required disclosures about fair value measurement. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan's management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan's financial statements.

3. Investments

The assets of the Plan are primarily held in the Master Trust.

The net assets available to participating plans in the Master Trust are summarized below:

	December 31,	
	2007	**2006**
	(In Thousands)	
Investments, at fair value:		
Commingled trust funds	**$ 1,453,120**	$ 1,167,719
Time Warner common stock	**575,588**	811,972
Other domestic common stocks	**974,208**	941,001
Foreign common stocks	**82,781**	100,184
Preferred stocks	**1,888**	1,019
Synthetic investment contracts	**696,704**	658,561
Mutual funds	**1,198,861**	1,164,491
U.S. government and agency securities	**237,823**	194,478
Bonds, notes and debentures	**178,829**	170,839
Cash, cash equivalents, temporary and other investments	**113,722**	99,672
Total investments, at fair value	**5,513,524**	5,309,936
Accrued investment income and other assets	**19,493**	52,781
Total assets	**5,533,017**	5,362,717
Total liabilities	**114,421**	188,350
Net assets available to participating plans, at fair value	**5,418,596**	5,174,367
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**(4,182)**	5,495
Net assets available to participating plans	**$ 5,414,414**	$ 5,179,862

3. Investments (continued)

During the years ended December 31, 2007 and 2006, net investment gain of the Master Trust was as follows:

	Year Ended December 31,	
	2007	**2006**
	(In Thousands)	
Investment income, net of fees	**$ 173,256**	$ 121,991
Net realized and unrealized appreciation/(depreciation) in fair value of investments:		
Commingled trust funds	**120,465**	177,224
Time Warner common stock	**(185,381)**	162,653
Other domestic common stocks	**128,355**	106,356
Foreign common stocks	**–**	(5)
Preferred stocks	**50**	18
Mutual funds	**(71,385)**	98,442
U.S. government and agency securities	**3,430**	(813)
Bonds, notes and debentures	**(5,215)**	1,396
Cash, cash equivalents, temporary and other investments	**(1,383)**	550
Total net realized and unrealized (depreciation)/appreciation	**(11,064)**	545,821
Total net investment gain	**$ 162,192**	$ 667,812

The beneficial interests of the Plan in the Master Trust at December 31, 2007 and 2006 were 78.91% and 79.62%, respectively. Each participating plan's interest in the Master Trust's investments is based on the account balances of the plan's participants and their elected investment fund options. However, each participating plan's beneficial interest in the underlying investment fund options does not vary significantly from each participating plan's beneficial interest in the total net assets of the Master Trust.

The Master Trust invests in a variety of investment securities, which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in values could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3. Investments (continued)

Investments are recorded by the Master Trust on a trade date basis at fair value. Investments in securities and mutual funds that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments in commingled trust funds are valued at unit values as reported to Fidelity by each fund company managing such trusts.

The Capital Preservation Fund includes benefit-responsive synthetic investment contracts that are valued at fair value and adjusted to contract value in the Statements of Net Assets Available for Benefits. The fair value of these synthetic investment contracts is calculated by discounting the related cash-flows based on current yields of similar instruments with comparable durations. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. A synthetic investment contract is an agreement under which the Master Trust purchases debt obligations (such as fixed-income asset-backed and mortgage-backed securities) and then contracts with a financial institution to provide for liquidity and an adjustable rate of return thereon (called a wrapper) which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest. The fair value of the securities underlying the synthetic investment contracts in the Master Trust was $696.7 million and $658.6 million as of December 31, 2007 and 2006, respectively. There are no reserves against contract values for credit risk of contract issuers or otherwise.

The Capital Preservation Fund and the wrapper contracts purchased by that fund are designed to pay all participant-initiated transactions at contract value. However, the wrapper contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include, but are not limited to:

- Complete or partial termination of the Plan;
- Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow;
- Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; and
- Any early retirement program, group termination, group layoff, facility closing, or similar program.

At this time, the occurrence of these events or any event that limits the ability of the Capital Preservation Fund to transact at contract value is not probable.

3. Investments (continued)

A wrapper issuer may terminate a wrapper contract at any time assuming the appropriate notification is provided. In the event that the market value of the Capital Preservation Fund's covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrapper contract in place through another wrapper provider until such time as the market value of the Capital Preservation Fund's covered assets is equal to their contract value. Plan participants will continue to receive the Capital Preservation Fund's Crediting Rate (as defined below).

The synthetic investment contracts in the Master Trust as of December 31, 2007 are summarized below:

	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value
		(In Thousands)		
AIG Financial Products Corp.	AA	$ 174,176	$ –	$ (1,046)
Natixis Financial Products Inc.	AA	174,176	–	(1,046)
Rabobank International	AAA	174,176	–	(1,045)
State Street Bank	AA	174,176	–	(1,045)
All contracts in portfolio		$ 696,704	$ –	$ (4,182)

The synthetic investment contracts in the Master Trust as of December 31, 2006 are summarized below:

	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value
		(In Thousands)		
AIG Financial Products Corp.	AA	$ 164,647	$ –	$ 1,374
CDC Financial Products	AA	164,647	–	1,374
JP Morgan Chase Bank	AAA	164,647	(26)	1,374
UBS AG	AA+	164,646	–	1,373
All contracts in portfolio		$ 658,587	$ (26)	$ 5,495

Interest income in the Capital Preservation Fund is accrued at the weighted-average return of the individual fund investments, net of investment management and certain administrative fees (the "Crediting Rate"). The Crediting Rate is calculated daily and was 4.9% and 4.6% at December 31, 2007 and 2006, respectively. The average annualized yield of the Capital Preservation Fund was 4.9% and 4.5% for the years ended December 31, 2007 and 2006, respectively. The contract value spot yield was 4.9% and 4.6% at December 31, 2007 and 2006,

3. Investments (continued)

respectively. The market value spot yield was 5.0% at both December 31, 2007 and 2006. The contract value spot yield is based on the annualized one-day earnings in the Capital Preservation Fund credited to participants on the last business day of the Master Trust year divided by the fair value of the Capital Preservation Fund's assets on the same date. The market value spot yield is based on the annualized income earned by the underlying securities in the Capital Preservation Fund on the last business day of the Master Trust year divided by the fair value of the Capital Preservation Fund's assets on the same date.

Certain investment managers retained by the Master Trust are authorized to use derivative financial instruments, either directly or within a commingled fund structure, with established guidelines. Financial instruments may be used for the purpose of managing interest rate and foreign exchange risk, and for yield enhancement. The derivative transactions are marked-to-market; therefore, no gains or losses are deferred. All net investment activity is reported in the Statements of Changes in Net Assets Available to Participating Plans. The types of derivative financial instruments held by the Master Trust include foreign currency contracts, swaps, futures and options. At December 31, 2007 and 2006, the Master Trust held less than 1% of the total market value of its investments in derivatives.

4. Transactions with Parties-in-Interest

Under the terms of the Plan and the Master Trust, Time Warner may elect to contribute shares of Time Warner common stock and/or cash for Employing Company Contributions to the Plan. There were no shares of Time Warner common stock contributed in 2007 and 2006 for Employing Company Contributions to the Plan. The Master Trust can also purchase or sell shares of Time Warner common stock on the open market or directly from or to Time Warner. There were no purchases or sales of Time Warner common stock by the Master Trust directly from or to Time Warner in 2007 and 2006.

5. Contingencies

On January 17, 2002, AOL Community Leader volunteers filed a class action lawsuit in the U.S. District Court for the Southern District of New York against Time Warner, AOL and AOL Community, Inc. under ERISA titled *Hallissey et al. v. AOL Time Warner Inc. et al.* Plaintiffs allege that they are entitled to pension and/or welfare benefits and/or other employee benefits subject to ERISA. In March 2003, plaintiffs filed and served a second amended complaint, adding as defendants the Time Warner Administrative Committee and the AOL Administrative Committee. On May 19, 2003, Time Warner, AOL and AOL Community, Inc. filed a motion to dismiss and the Administrative Committees filed a motion for judgment on the pleadings. Both of these motions are pending. Time Warner intends to defend against these lawsuits vigorously.

5. Contingencies (continued)

During the Fall of 2002 and Winter of 2003, several putative class action lawsuits were filed alleging violations of ERISA in the U.S. District Court for the Southern District of New York on behalf of current and former participants in the Plan, the Time Warner Thrift Plan and/or the TWC Savings Plan (the "Plans"). Collectively, these lawsuits named as defendants Time Warner, certain current and former directors and officers of Time Warner and members of the Administrative Committees of the Plans. One of these cases also named Time Warner Entertainment Company, L.P. ("TWE") as a defendant. The lawsuits alleged that Time Warner and other defendants breached certain fiduciary duties to plan participants by, *inter alia*, continuing to offer Time Warner stock as an investment under the Plans, and by failing to disclose, among other things, that Time Warner was experiencing declining advertising revenues and that Time Warner was inappropriately inflating advertising revenues through various transactions. In 2006, the parties entered into a settlement agreement to resolve the ERISA matters for $100 million, and the court granted final approval of the settlement on September 27, 2006. On October 26, 2007, the court issued an order approving certain attorneys' fees and expenses requested by plaintiffs' counsel, as well as approving certain incentive awards to the lead plaintiffs. Two of the lead plaintiffs filed an appeal on November 26, 2007 challenging the amount of their incentive awards, but the matter was remanded to the district court upon stipulation of the parties in January 2008, and resolved by order of the district court dated April 9, 2008, and the time to appeal that order has expired.

6. Tax Status of Plan

The Plan has received a determination letter from the Internal Revenue Service (the "IRS") dated April 10, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan has been amended and restated as of January 1, 2007. The Plan filed for a new determination letter from the IRS on January 31, 2008. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Subsequent Event

On May 20, 2008, Time Warner Cable Inc. ("TWCI") and its subsidiaries, TWE and TW NY Cable Holding Inc., entered into a Separation Agreement (the "Separation Agreement") with Time Warner and its subsidiaries, Warner Communications Inc., Historic TW Inc. and American Television and Communications Corporation, the terms of which will govern TWCI's separation from Time Warner. Pursuant to the Separation Agreement, the parties have agreed that the

7. Subsequent Event (continued)

Master Trust will be separated with respect to the assets of the Plan and the TWC Savings Plan. The parties have agreed to cooperate in good faith to complete such separation on commercially reasonable terms and conditions, no later than the date of the separation pursuant to the Separation Agreement, taking into consideration the best interests of the participants in each plan as determined by the appropriate plan sponsor or fiduciary, including the appointment of separate trustees and establishment of separate trust agreements. Upon separation of the Master Trust, the assets allocated to the Plan and the TWC Savings Plan will be transferred to separate trusts or funding arrangements established for such plans in accordance with the directions of the applicable plan sponsor or fiduciary.

8. Reconciliation to Form 5500

The net assets of the Plan that are attributed to fully benefit-responsive investment contracts will be recorded at fair value on the 2007 IRS Form 5500 and related schedules. The following is a reconciliation of the Plan's net assets available for benefits and changes in net assets available for benefits between the financial statements and Form 5500.

	December 31, 2007	December 31, 2006
Net assets available for benefits per the financial statements	$ 4,352,231,996	$ 4,200,413,310
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held in the Time Warner Defined Contribution Plans Master Trust	3,300,336	(4,374,765)
Net assets per the Form 5500	$ 4,355,532,332	$ 4,196,038,545

	Year Ended December 31, 2007
Net investment gain from the Time Warner Defined Contribution Plans Master Trust per the financial statements	$ 149,110,001
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts held in the Time Warner Defined Contribution Plans Master Trust	4,374,765
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held in the Time Warner Defined Contribution Plans Master Trust	3,300,336
Net investment gain from the Time Warner Defined Contribution Plans Master Trust per the Form 5500	$ 156,785,102

Supplemental Schedules

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(a) – Schedule of Delinquent Participant Contributions

December 31, 2007

Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions
$ 5,220,068	$ 5,220,068

EIN: #13-4099534
Plan: #336

Time Warner Savings Plan

Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2007

Description of Investment	Current Value
Loans to participants (interest rates from 4.75% to 10.50%, maturing through October 2030)*	$ 70,210,095

**Indicates party-in-interest to the Plan.*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TIME WARNER SAVINGS PLAN

Date: June 25, 2008

By: [signature]
Name: Daniel J. Happer
Member of the Administrative Committee

100943-1

EXHIBIT INDEX

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-53574, 333-102787, 333-137292 and 333-142536 on Form S-8 of Time Warner Inc. pertaining to the Time Warner Savings Plan (the "Plan") of our report dated June 20, 2008, with respect to the financial statements and supplemental schedules of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

New York, New York
June 20, 2008

Ernst & Young LLP

END